December 10, 2019

BY EDGAR

Irene Barberena-Meissner
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             FTS International, Inc.

Registration Statement on Form S-3

Filed November 8, 2019

File No. 333-234610

Ladies and Gentlemen:

FTS International, Inc. (the “Company”) has today filed Amendment No. 1 to its Registration Statement on Form S-3 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated November 27, 2019. For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

Registration Statement on Form S-3

Description of Capital Stock

Choice of Forum, page 14

1.                                      We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor

United States Securities and Exchange Commission
December 10, 2019

disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company’s exclusive forum provision provides that only certain matters are required to be litigated in the Court of Chancery of the State of Delaware. This provision follows established Delaware law (see 8 Del. C. §115). Accordingly, the Company’s exclusive forum provision is not intended to apply to claims arising under Securities Exchange Act of 1934. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act of 1933 (the “Securities Act”), inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised page 14 to clarify the application of its exclusive forum provision. The Company has also added risk factor disclosure on page 5 regarding the impact that the exclusive forum provision may have on its stockholders. The Company undertakes to include similar risk factor disclosure in future filings with the Commission.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:                                Justin S. Reinus, Partner, Winston & Strawn LLP